[iPass Letterhead]

VIA EDGAR

December 21, 2009

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:           iPass Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009

Form 10-Q for Fiscal Quarter Ended September 30, 2009
Filed November 6, 2009
File No. 000-50327

Dear Ms. Collins:

On behalf of iPass Inc. (“iPass” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 20, 2009, with respect to iPass’s Form 10-K and Form 10-Q listed above (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

FILING / SECTION:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 23

STAFF COMMENT: 1. Please tell us what consideration you have given to discussing in more detail the reasons underlying material changes in sales from period-to-period and any offsetting effects.  For example, we note that broadband revenues increased 38% in 2008 to $103.7 million, and software and service fees increased 4% to $50.5 million, offset by continued decline in dial-up revenues by 45% to $37.1 million.  However, the reasons underlying these material changes in revenues do not appear to be explained in sufficient detail, in particular for the material increase in broadband revenues.  See Section III.B.4 of SEC Release 33-8350 and Section III.D of SEC Release No. 33-6835 for guidance.  This comment also applies to your Forms 10-Q filed during fiscal 2009, particularly in relation to the slowdown in growth of broadband revenues.

COMPANY RESPONSE:

We respectfully advise the Staff that we believe that we have considered the detailed reasons underlying the material change in sales from period to period. We believe that we have disclosed the underlying reasons for the changes in broadband and dial-up revenues in a manner that provides the reader insight into the business “through the eyes of management,” as discussed following:

Form 10-K:

Regarding the Staff’s specific inquiry about the increase in Broadband Revenues: The underlying factor driving growth in broadband revenue during 2008 was the expansion of our network footprint. This expansion allowed users to access their corporate networks at more locations thus increasing usage and ultimately broadband revenue. We disclosed this detail in the MD&A section entitled “Overview of 2008” on page 20 of Form 10-K for the year ended December 31, 2008, as follows:

“We ended 2008 with approximately 110,000 Wi-Fi and wired hotspots worldwide, approximately 108,000 of which were Wi-Fi hotspots and approximately 2,000 of which were wired hotspots. This enabled our customers to remotely access their corporate networks from more locations, at higher speeds and contributed to a $28.7 million or 38.1% increase in broadband usage revenue to $103.7 million in 2008 over 2007.”

Further, on page 23, we discussed changes in revenue and provided details on the business dynamics that drove the increase in broadband revenue, as follows:

“The growth in broadband revenue was primarily due to our customers' increased ability to remotely access their corporate networks from more locations and at higher speeds.”

Regarding the Staff’s specific inquiry about the increase in Software and Service Fees Revenues:  The increase in software and service fees was primarily due to an increase in revenue from professional services. The $1.7 million increase accounted for less than 1% of total revenue for 2008. We believe that the increase was not a material change and was not indicative of any material trends, and as such there was no discussion of the reasons for the change.

Regarding the Staff’s specific inquiry about the decline in Dial-up Revenues:  The decrease in dial-up revenue was due to customer migration away from using a dial-up connection to faster connection technologies such as broadband. This has been a long-term dynamic in the industry and is not unique to iPass; we have discussed and disclosed these details for several years. Specifically, we disclosed this on page 23 of the 2008 Form 10-K, where we discussed changes in revenue, as follows:

“The decrease in dial-up revenue was due to a continuation of customer migration from dial-up to broadband as a preferred method of connectivity.”

Form 10-Q:

With respect to the reasons underlying material changes in sales from period to period in our Form 10-Q for the quarter ended September 30, 2009, on page 13 of the “Overview of the three and nine months ended September 30, 2009,” we believe that we have provided details underlying these changes. For example, we discuss the business dynamics of this area of our business in order to provide readers with more detailed information. As we stated in our disclosure, the decline in dial-up revenue was “primarily due to the continued and anticipated erosion of dial-up revenue as users move to faster connection technologies.”  We further stated that “the continued global economic downturn, which has led to significant corporate layoffs and a sharp drop-off in business travel within our enterprise customer base also adversely impacted our business.”  We reiterated these statements again on page 14 in discussing the change in revenues.

FILING / SECTION:

Item 9A. Controls and Procedures, page 30

STAFF COMMENT: 2. We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.”  Your disclosures should state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  Please refer to Section II.F.4 of SEC Release No. 33-8238.  In this regard, we note that you included such disclosures in your 2009 Forms 10-Q.  Therefore, please confirm that you will make the necessary revisions, as applicable, in future Form 10-K disclosures.

COMPANY RESPONSE:

We confirm that we will make the necessary revisions, as applicable, in our future 2009 Form 10-K disclosures.

FILING / SECTION:

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 42

STAFF COMMENT: 3. We note that for usage fees, the difference between the actual usage and the minimum commitment is recognized as revenue when the fee is “fixed and determinable.”  We further note that during fiscal 2006 and prior periods, you recognized such revenues when cash was collected as you could not reasonably estimate the amount of the difference to be collected.  Considering the company continues to renegotiate the minimum commitment requirements, as needed, tell us how you determined that you can reasonably estimate the amount of fees that will be collected and how you determined that these fees are fixed and determinable.  Also, tell us when you recognize revenues for failure to meet minimum usage levels when such levels are based on an annual term or over the term of the arrangement.  For instance, for annual term arrangements do you wait until the end of the annual period to conclude that actual usage levels did not meet the minimum requirements or do you estimate such levels throughout the annual term?  Please provide us with a schedule of any adjustments recorded as a result of differences between the estimated revenue recognized during each period and the amount ultimately collected as a result of renegotiated contract terms.

COMPANY RESPONSE:

As background information for the Staff, the Company invoices its customers on a monthly basis. For customers that have agreed to a minimum monthly commitment (“MMC”), such customer’s monthly invoice reflects the greater of the customer’s actual usage of our service during the month or the customer’s MMC for that month. If there’s a difference between the MMC and actual usage (a “Shortfall”) we determine whether the Shortfall is fixed or determinable in accordance with SOP 97-2.  If we conclude that the Shortfall is fixed or determinable, and all other revenue recognition criteria have been met, we recognize as revenue the amount of Shortfall which is invoiced. If the customer is in a Shortfall situation and we determine that the Shortfall is not fixed or determinable we recognize as revenue only the amount of actual usage of our service.

During fiscal 2007, the Company had sufficient collection history to determine which customers paid the Shortfall without concession, and which customers did not.  Sufficient collection history was not available prior to fiscal 2007 to enable the Company to conclude that fees for the Shortfall were fixed or determinable.  As such, beginning in fiscal 2007, fees relating to the Shortfall for certain of its customers were recognized upon invoicing as these fees were considered fixed or determinable and other revenue recognition criteria had been met.  For customers where the fees relating to the Shortfall were not considered fixed or determinable, revenue for the Shortfall was recognized when the cash was collected.  During fiscal 2008, 95% of all potential Shortfall fees were recognized as revenue upon invoicing the customer. Of the amount invoiced, approximately 99.5% was collected; hence, there have been no material adjustments made and as a result no schedule has been provided.

Regarding the term of the arrangement, nearly all of our contracts with minimum commitments are settled on a monthly basis.  For the few customers who have a contractual annual minimum commitment, we invoice and recognize revenue monthly only for actual usage and we invoice and recognize the Shortfall at the end of the year.

In general, many of our customers agree to a fixed MMC contract for a one to three year period. At the end of the contract period, based on the customer’s history of its actual usage and the customer’s expected future usage of our service, we will negotiate an extension of the customer’s contract that may reflect a new MMC. The new MMC generally applies prospectively during the extension of the contract. Also in limited cases where we decide, for strategic business reasons, to renegotiate a customer’s MMC commitment during the term of the customer’s contract, such revised MMC will apply prospectively following the amendment of the contract, resulting in no material adjustments to previously recognized revenue.

FILING / SECTION:

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 7. Net Income (Loss) Per Share, page 9

STAFF COMMENT: 4. We note that the company grants restricted stock and/or performance awards that you should consider outstanding at the time of grant as the stockholders are entitled to dividend and voting rights.  Please confirm that you adopted FRC 260-10-45-61A (FSP EITF 03-6-1) effective January 1, 2009 and tell us what impact, if any, this guidance had on these awards and accordingly, on the company’s basic earnings per share calculations.

COMPANY RESPONSE:

We advise the Staff that in the third quarter of 2009, the Company did not have any performance based stock awards with voting rights or eligible for dividends.  We confirm that we did adopt FRC 260-10-45-61A (FSP EITF 03-6-1) effective January 1, 2009, which applied to our unvested restricted stock awards, but was not considered material to our basic earnings per share. In connection with the $20 million cash dividend paid by the Company in the third quarter of fiscal 2009, the amounts distributed to holders of unvested restricted stock awards was less than $250,000, which we deemed immaterial.  Additionally, there was no impact on our calculation of basic earnings per share for the third quarter.

FILING / SECTION:

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 13

STAFF COMMENT: 5. Please tell us what consideration you have given to expanding your overview to present a better view of your company through “the eyes of management” in both the short and long-term, including discussing the most important matters on which your management focuses on in evaluating your financial condition and operating performance, including your key prospects for future growth and material risks and opportunities, as well as any currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations.  As examples, consider discussing:

•
Your three key objectives for 2009, as discussed in a Form 8-K filed on February 23, 2009 and in your Chief Executive Officer’s open letter to shareholders filed on a Form 8-K on March 4, 2009, and how you are progressing in each of these areas and how each area is impacting or is expected to impact your results of operations;

•	Your restructuring plan to reduce costs focus on increasing funding in key areas, which involved reducing personnel by 68 out of 250 people, as discussed on page 18; and

•
Any material trends and their impact on your results of operations, such as the increasing move toward flat-rate pricing, or delays in closing new contracts and/or renewals at lower commitment levels for your time based contracts, as discussed by your chief executive officer in your earning calls for the quarters ended June 30 and September 30, 2009.

See SEC Release No. 33-8350 for more information.

COMPANY RESPONSE:

We respectfully advise the Staff that we did consider and disclose certain factors and trends reasonably expected to have a material impact on our results of operations.  We also discussed our expectations with respect to growth in customers, as well as risks associated with growing our business.  Nonetheless, we appreciate the Staff’s comment and we will look to expand the overview section to include a discussion of matters such as those referenced in our response to Staff Comment 6 below.  We will also incorporate in the future, additional key metrics and related discussion if we believe such discussion provides a significantly enhanced view of the Company through "the eyes management."

Having said that, we believe that we have provided a view of the Company through “the eyes of management,” as follows:

We did consider and disclose current trends, events and uncertainties that we believe may have an impact on our liquidity, capital resources and/or results of operations. Specifically we discussed: (i) the continued and anticipated erosion of dial-up revenue as users move to faster connection technologies, (ii) the effect that the global economic downturn is having on our business, (iii) our expectations with respect to growth in customers in 2009, and (iv) risks that could impact the success of our business in 2010.

As to the Staff’s specific inquiries noted above, these are discussed as follows:

Three Key Objectives for 2009. We believe that we discussed the material information surrounding progress on these objectives and how they are impacting our financial results.  On page 15 of our Form 10-Q for the quarter ended September 30, 2009, for example, we disclosed our Broadband revenue as well as our 3G and Broadband user counts. These disclosures provide insight into the Company’s progress against two of the three Company objectives for fiscal 2009. On the third objective, since our new software platform is currently under development, we did not include a discussion of specific progress that has been made or the potential impact that it may have in adding value to our software platform.

Restructuring Plan. Throughout our MD&A we discuss the operating expense cost reductions resulting from our restructuring in the first quarter of fiscal 2009. On page 18, for example, we disclose the specific charges taken with respect to the restructuring. On page 19, we provide a summary of restructuring activities for the three and nine months ended September 30, 2009. No material trends were identified as a result of this restructuring.

Material Trends. We considered a number of factors and their impact on our results of operations when preparing our Form 10-Q. For example, we did consider the impact on our current quarter financial results caused by delays in closing new contracts and the move of certain customers to flat-rate pricing, and we concluded that neither of these conditions were considered trends that have a material impact to our financial results in the third quarter of 2009.

FILING / SECTION:

Results of Operations

Revenue, 14

STAFF COMMENT: 6. Since your fiscal year ended December 31, 2008, you have added disclosure about key metrics you follow in order to better inform investors.  In this regard, please tell us what consideration you have given to discussing 3G revenues, in addition to your 3G subscription count, as a key metric of your business.  Also, tell us what consideration you have given to discussing monthly order value (MOV) as a key metric, which we note is a financial metric on which executive compensation was awarded.  We also note that your chief financial officer discussed both of these metrics in your earnings calls for the quarters ended June 30 and September 30, 2009, as key indicators of your performance.

COMPANY RESPONSE:

We appreciate the Staff’s comments and, so long as 3G revenues and MOV are considered by the Company to be key metrics with respect to the performance of our business, we will look to add specific disclosures and discussion of those metrics in future filings.

We also respectfully advise the Staff that we have discussed and disclosed information concerning these metrics, including certain factors that impacted 3G revenue and MOV. For example, we disclosed 3G subscription count which is a metric that is directly correlated to 3G revenue and provides insight into changes in 3G revenues. In addition, we discussed the impact of global economic conditions on our business which directly affects the Company’s ability to close transactions resulting in new MOV.

* * * *

In addition, iPass acknowledges:

•	iPass is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	iPass may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to these matters. Please do not hesitate to contact me at (650) 232-4317 or gatoff@ipass.com should you have any questions or require any additional information.

Sincerely,

iPass Inc.

/s/ Steven H. Gatoff

By:          Steven H. Gatoff
Senior Vice President and Chief Financial Officer

cc:           Evan L. Kaplan, President and Chief Executive Officer